Exhibit 99.1

Banco Itaú Chile Announces Third Quarter 2023 Management Discussion & Analysis Report

SANTIAGO, Chile, October 31, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCL; SSE: ITAUCL) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the third quarter ended September 30, 2023. For the full MD&A Report, please refer to the following link:

https://ir.itau.cl/MDAQ32023

On Monday, November 6, 2023, at 11:00 A.M. Santiago time (9:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Chile’s Chief Executive Officer; Rodrigo Couto, Itaú Chile’s Chief Financial Officer, and Claudia Labbé Montevecchi, Head of IR and Chief Sustainability Officer.

Conference Call Details:

Online registration: https://conferencingportals.com/event/jqrSevdF

International Dial-ins: https://events.q4irportal.com/custom/access/2324/

Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call. Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend our conference call.

A telephonic replay of the conference call will be available until November 13, 2023, by dialing 1-800-770-2030 or 1-647-362-9199 (Encore Dial In). Conference ID: 61362

Telephone and Virtual Q&A session:

Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally.

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://events.q4inc.com/attendee/151873484

Webcast will be available on-demand via the same address as the live event afterwards.

Investor Relations – Itaú Chile

+56 (2) 2660-1751 / / ir.itau.cl